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Troutman Sanders llp

A T T O R N E Y S   A T   L A W
A LIMITED LIABILITY PARTNERSHIP

THE CHRYSLER BUILDING
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174
www.troutmansanders.com
TELEPHONE: 212-704-6000
FACSIMILE: 212-704-6288

Joseph Walsh	Direct Dial: 212-704-6030
Joseph.walsh@troutmansanders.com	Fax: 212-704-5919

September 27, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Jeffrey Riedler Assistant Director

Re:	AmTrust Financial Services, Inc. Registration Statement on Form S-1, Amendment No. 3 Filed August 25, 2006 File No. 333-134960

Dear Mr. Riedler:

On behalf of AmTrust Financial Services, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated September 26, 2006 with respect to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Form S-1”), filed with the Commission on September 13, 2006. Attached hereto as Exhibit A is a clean version of Amendment No. 4 to the Form S-1 (the “Form S-1/A”).

Courtesy copies of this letter and clean and marked versions of the Form S-1/A have been sent to the Commission’s examiners via courier. The marked copy of the Form S-1/A indicates the changes from Amendment No.3 to the Form S-1 as previously filed with the Commission.

All responses provided herein are based solely on information provided by the Company.

For your convenience, The Company has reprinted the Commission’s written comments below prior to the Company’s responses.

FORM S-1

Management Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 40

Earn But Unbilled Premium, page 41.

1.
Refer to your response to comment one. It seems that the process you describe related to this estimate does include judgment in that you determine that the decision to use prior historical amounts as a basis for the estimate is appropriate. It seems that the historical amounts upon which you base this estimate are not always the same given that they would appear to fluctuate between periods, but you determine that the selected basis is appropriate when some other basis could be used for this accrual. Please revise your discussion of this accrual to include a sensitivity analysis of the impact that choosing some other reasonably possible basis would have on this estimate. Also disclose any material adjustments that resulted from recording the actual amounts. If there is little or no variation in the basis for this accrual from year to year and this estimate has not materially impact your financial information, state those facts.

RESPONSE: The Company estimates earned but unbilled premium based on historical premium audit results in accordance with FASB 60 paragraphs 13 and 14 and SSAP 53, which provide for the calculation of earned but unbilled premium in that manner. The Company has not had to make any material adjustments based on actual audit results or for any other reason. The Company notes that earned but unbilled premium fluctuates as a result of the amount of the premiums written, but not as a result of the methodology utilized in the calculation of the estimates.

Nevertheless, as of June 30, 2006, if the actual results of future premiums audits were 1% lower than the historical results used in calculating earned but unbilled premium, the result would be a decrease in earned but unbilled premium and net earned premium of $660,000 or $430,000 after tax. If the actual results of future premiums audits were 1% higher than the historical results, the result would be an increase in earned but unbilled premium and net earned premium of $1,800,000 or $1,200,000 after tax.

The Company has revised its disclosure on page 41 of the S-1/A to reflect the foregoing explanation and sensitivity analysis.

Finally, the Company notes that its earned but unbilled premiums and any potential adjustments thereto are not material to its financial statements.

Reserves for Loss and loss Adjustment Expenses, page 40

2.
Refer to your response to comment two. Please revise your discussion to include a more quantified, to the extent possible, discussion of the relative weighting given to the industry loss factors and your own company specific loss factors. Include a discussion of why any shifts in these relative weights were made in the periods presented.

RESPONSE: The Company has revised its disclosure on page 40 of the S-1/A to indicate that the low end of the range for the Company’s loss and loss adjustment expense reserves is derived by assigning a weight of 75% to the Company’s loss development factors and 25% to industry-wide loss development factors and that the high end of the range would be derived by assigning a weight of 50% to each. The determination to assign the particular weights assigned to Company and industry loss development factors is made by the Company’s consulting actuary and is a matter of actuarial judgment. In the periods presented, the Company has not made any shifts in these relative weights. However, in the final selection of its reserves, the Company, based on the increasing reliability of its data, has given greater consideration to the results attributable to its own loss development factors.

Business, page 62

Specialty Risk and Extended Warranty, page 88

3.
Please refer to your response to our prior comment number six. Due to the level at which you calculate these losses, we recognize the difficulty in providing a meaningful sensitivity analysis. For this reason, we feel the inclusion of the range as defined by the other analysis performed is important. While the specific factors that drive the individual calculations are based on varying risks, it still seems possible to identify the factors that drive the reserves and provide a meaningful sensitivity analysis related to those risks. For example, while the actual factors that drive claims frequency or severity may vary by policy type, the fact is that a change in frequency or severity would affect them all, so a discussion of what impact such changes would have across all plans does not seem unreasonable. Please revise your discussion to include the previously requested range as well as some meaningful sensitivity analysis related to these policies.

RESPONSE: After discussion with its actuary, the Company determined that a reasonable range for its Specialty Risk and Extended Warranty reserves as of June 30, 2006 would be between $11.3 and $12.5 million. The actual reserve is $11.9 million. Changes in frequency and severity determine the point on the range where the reserve will be. Frequency is subject, primarily, to changes in product usage and product failure rates. Severity is subject, primarily, to increases or decreases in repair costs. An upward movement of reserves to the high end of the range would result in a loss of income of $600,000 before tax and $400,000 after tax. A downward movement of reserves to the low end of the range would result in an income increase of $600,000 before tax and $400,000 after tax.

The Company has revised its disclosure on page 88 of the S-1/A accordingly.

Loss Development, page 91

Analysis of Loss and Loss Adjustment Expense Reserve Development, page 92

4.
Please refer to your response to our prior comment number seven. Please explain to us in more detail how the incurred loss for any given year is subject to revision. The incurred loss for a specific period would generally appear to be fixed given that this is the amount that is recorded on the income statement. Any changes in the estimate are then taken through the current period income statement without revising the or period amounts. It appears that you do not treat the changes in this manner in this table. Please explain to us why this alternative treatment hi which you apparently do revise the prior period amounts for the changes in estimates is appropriate.

RESPONSE: The Company respectfully submits that the chart on page 90 of the S-1/A entitled “The Analysis of Loss and Loss Adjustment Expense Reserve Development” presents the Company’s reserve development in accordance with industry standards. It is not an alternative treatment. The purpose of the chart is to permit the reader to evaluate the accuracy of the Company’s reserves in light of future development. This is accomplished by reallocating the current year’s reserves to the correct prior periods, based on the accident dates of the Company’s open claims. The reserves are subject to revision because as each claim progresses there is new information and developments. If each claim were to settle for the exact amount of its original reserve, there would be no adjustments to the reserves as originally recorded. However, in long tail lines of business, it is not reasonable to expect the each claim will develop as initially anticipated. The reserve adjustments for prior years reflected in the chart indicate the accuracy of the Company’s reserves as of each year, but do not constitute a restatement of the reserves. The reserves, as the Staff notes, are fixed. The effect of the prior year adjustments are reflected in the current year’s reserves and profit and loss statement and no adjustment is made to the prior period’s profit and loss statement.

For example, as of December 31, 2004, the Company recorded reserves for open claims in the amount of $84.919 million. As of December 31, 2005 the Company’s liability (paid losses and reserves) for all claims with an accident date on or before December 31, 2004 was re-estimated to be $83.957 million. As a result, based on subsequent claims activity, the Company’s reserves as of December 31, 2004, as recorded by the Company, are redundant in the amount of $962,000. Unless each current open claim which was open at December 31, 2004 is resolved at the amount of its current reserves, there will be further adjustments to the 2004 reserves in future years and the net cumulative redundancy (or deficiency) will change. The effect of the 2004 redundancy (as well as all prior year adjustments) is incorporated in the Company’s 2005 reserves and profit and loss statement.

The Company wishes to emphasize that the purpose of this chart is not to present historical results, nor does it indicate a restatement of prior year financial statements. If the chart reported only the historical reserve recorded by the Company without adjustment based on actual claim activity, it would not provide any insight as to whether the reserves, when recorded, were reasonably accurate or not. The effect of the adjustments reflected in the chart is to identify the redundancy or deficiency in the reserves as recorded. The financial impact of those adjustments is reflected in the current year’s financial statements.

In addition the Company notes that it made now material corrections to the “one year later” re-estimated reserves for 2002 and 2003. The change corrected an incorrect allocation of IBNR to excess of loss reinsures.

Experts, page 147

5.	We note in your discussion related to your insurance reserves that you make reference to your external actuaries. Please name those actuaries and include a consent from them.

RESPONSE: In response to this comment the Company has disclosed its external actuary, SG Risk LLC on page 147 of the S-1/A and the Company has included their consent as Exhibit 23.4 to the S-1/A.

Consolidated Financial Statements - December 31, 2005

Notes to the Consolidated Financial Statements, page F-8

2. Significant Accounting Policies, page F-8

(m) Earnings Per share, page F-13

6.
Please refer to your response to our prior comment number eight. Your response seems to indicate that the real amount that you are including here on a pro forma basis is the basic shares as if these had been converted at the beginning of the earliest period presented. As such, please remove the “Diluted” label from the disclosure in this table so that it is clear that this is a pro forma basic BPS amount and therefore the calculations are not dilutive.

RESPONSE: In response to this comment the Company has removed the “Diluted” label from the disclosure in the table on page F-14.

Intangible Assets, page F-20

7.
Refer to your response to comment nine. It seems that what you call “renewal rights” extends beyond the actual right to renew these policies and actually encompasses several distinct intangible assets that should be considered separately. For instance you state that you acquired the right for renewal which is essentially a customer list. You also state that you acquired the agent network associated with those policies and regions which would need to be considered for capitalization under the intangible asset criteria. Another item acquired appears to be certain systems. Please provide to us a more comprehensive analysis of what assets were acquired along with your analysis under SFAS 142 of the ability to recognize each of the intangible assets. Include your original valuations that were used in establishing these “renewal right” intangible assets.

RESPONSE: As set forth in the Company’s response to comment 9 in the August 31, 2006 comment letter, the Company’s acquisitions of “renewal rights” are, in fact, acquisitions of on-going businesses. The Princeton acquisition encompassed the Princeton Agency’s relationships with Producers and sub-Producers, which are defined in the Princeton agreement as “agents, general agents, brokers, employees, consultants, producers, financial institutions and other persons and entities” which marketed products through the Princeton Agency.

The Covenant acquisition encompassed “all of the Seller’s workers’ compensation business, including, but not limited to, all agency, producer and brokerage contracts, the right to renew all workers’ compensation policies issued by Seller or its Affiliates, the administration of the Georgia Assigned Risk Pool Program and the administration of workers’ compensation programs for third parties by Seller or its Affiliates, and all other fees and revenues associated with Seller’s workers’ compensation business.”

In the Associated transaction, the Company acquired ownership of business produced by the Seller Parties’ business unit “engaged in the writing and administering of Insurance Contracts providing workers’ compensation coverages through agents and producers.”

The Alea acquisition encompassed “all of the Seller Parties’ existing rights to offer, quote and/or solicit the renewals of any of the Insurance Contracts, including the right to offer to cancel and rewrite any of the Insurance Contracts and to solicit replacement coverage, and the relationships that the Seller Parties enjoy with each of the Producers …” and certain systems utilized in connection with the business.

In the Muirfield transaction, the Company acquired the “Subject Business”, which is defined in the Muirfield agreement as “all of Seller’s workers’ compensation business, including, but not limited to the Renewal Rights and Seller’s relationships with Producers, regardless of whether a Producer and Seller have entered into a written agreement.”

In addition, the Company obtained covenants not to compete from the Sellers in connection with each of the transactions.

In the Alea transaction, which is the most significant acquisition that the Company has made, the Company specifically allocated $2 million of the $12 million purchase price to the Alea systems and certain other assets. That amount is being amortized over three years. It is not included in the intangible assets discussed herein. The Company did not allocate any purchase price to systems acquired in the other transactions because the Company did not consider the systems to have significant value.

Except as set forth above, the Company, at the time of the acquisitions, allocated 100% of each purchase price to the Sellers’ on-going businesses, encompassing the acquired producer relationships and networks based on the ability of these businesses to generate increasing premiums each year. The purchase price for the businesses is payable on all business written through the acquired networks, whether it is new business or renewal business. The value of right to renew in-force policies is not considered significant relative to the ability of the businesses to generate new premiums. As we stated in response to the prior comment letter, assuming 3% annual growth, the Princeton, Covenant and Associated acquisitions on a combined basis would generate gross premiums written of $523 million over 40 years. To date, combined annual average premium growth has been 18.8%. The 40 year projection is attached as Exhibit 1. If Alea and Muirfield were included, the projected combined gross premiums written would be significantly greater.

Upon consideration of the Staff’s comments, the Company has determined that part of the purchase price should be allocated to the Company’s right to renew in-force policies and the covenants not to compete that the Company received from the Sellers. The Company has assigned 3% of the purchase price of each transaction to the renewal of in-force policies and 2% to the covenants not to compete.

The Company has not allocated more than 3% to the right to renew in-force policies because it would not have entered into the transactions solely to acquire the right to renew a discrete set of policies. Furthermore, the Company’s acquisition of the right to renew a discrete pool of polices would have no value without acquisition of the Seller’s distribution networks because the agents, brokers and producers in the distribution networks control the placement of the policyholders (or customers) which are the subject of the right to offer renewals.

Similarly, the Company has not allocated more than 2% to the covenants not to compete. Because the Company acquires the Seller’s business, including the Seller’s employees, the Seller would not be in position to effectively compete with the Company. Furthermore, in each case, the Seller sold its business to the Company because the Seller no longer intended to continue writing such business.

The Company has assigned a 7 year useful life to the part of the purchase price allocated to the renewal of in-force policies. This is based on an annual attrition rate of 15%. For the covenants not to compete, the useful life is the length of the covenant. The chart attached as Exhibit 2 summarizes for each transaction the amounts allocated to the on-going businesses (95%), the right to renew in-force policies (3%) and covenants not to compete (2%), the amortization periods, and the annual amortization expense.

As the Company noted in its response to the staff’s previous comment on this issue, the Company shall reevaluate, annually, the useful lives for each category of intangibles in conjunction with testing for impairment. As set forth in Exhibit 2, the proposed changes in the amortization schedules would not have a material  impact on the financial statements.

Exhibit 5.1: Legal Opinion

8.
Counsel should delete the following statement in the last paragraph of the opinion: “We are counsel admitted to practice in the State of New York.” Since the company is incorporated in Delaware, this statement could be interpreted as a qualifier as to jurisdiction.

RESPONSE: In response to this comment counsel for the Company deleted the following statement in the last paragraph of the opinion : “We are counsel admitted to practice in the State of New York.”

The Company would like to supplementally inform that Staff that it has made certain representations to the selling stockholders to use its best efforts to complete the registration process as soon as possible. As a result the Company requests a telephonic or in person meeting with the Staff if the Staff is not fully satisfied with the Company’s responses prior to the issuance of another comment letter.

At your request notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Henry Rothman at (212) 704-6179 or the undersigned at (212) 704-6030 if you have any questions or comments regarding the foregoing responses.

Sincerely,

/s/ Joseph Walsh, Esq.

Joseph Walsh, Esq.

Exhibit 1

Princeton
NB Year	2003		2004		2005		2006 (Jan-Aug)		2006 (Annualized)
	#	$	#	$	#	$	#	$	#	$
2003	31,998	$51,189,966	25,023	$38,998,693	19,306	$30,510,887	9,469	$17,296,633	14,204	$25,944,950
2004			10,478	$20,698,663	8,328	$16,281,907	4,939	$10,507,089	7,409	$15,760,634
2005					5,380	$11,704,192	2,648	$6,708,157	3,972	$10,062,236
2006							3,813	$11,007,407	5,720	$16,511,111
	31,998	$51,189,966	35,501	$59,697,356	33,014	$58,496,986	20,869	$45,519,286	31,304	$68,278,929
% Change				116.62%		97.99%	Total since incep	$214,903,594		116.72%

Covenant
NB Year	2003		2004		2005		2006 (Jan-Aug)		2006 (Annualized)
	#	$	#	$	#	$	#	$	#	$
2003	851	$838,811	630	$1,609,950	468	$1,084,848	302	$477,757	453	$716,636
2004			2,838	$30,475,579	1,864	$16,808,496	1,210	$7,792,113	1,815	$11,688,170
2005					2,186	$15,640,297	1,238	$7,248,055	1,857	$10,872,083
2006							2,209	$19,213,128	3,314	$28,819,692
	851	$838,811	3,468	$32,085,529	4,518	$33,533,641	4,959	$34,731,053	7,439	$52,096,580
% Change				N/A		104.51%	Total since incep	$101,189,034		155.36%

		AIIS
		NB Year	2004		2005		2006 (Jan-Aug)		2006 (Annualized)
			#	$	#	$	#	$	#	$
		2004	416	$3,142,332	349	$2,706,563	1	$1,919	2	$2,879
		2005			4,952	$46,636,828	2,679	$25,214,162	4,019	$37,821,243
		2006					1,227	$14,751,361	1,841	$22,127,042
			416	$3,142,332	5,301	$49,343,391	3,907	$39,967,442	5,861	$59,951,163
% Change						N/A	Total since incep	92,453,165		121.50%
Average % Change										118.78%

Total for all		$52,028,777		$94,925,217		$141,374,018		$120,217,781		$180,326,672
							Total since incep	$408,545,793

Combined

	2006 (8 month #s annualized)
	Actual
	Growth Rate Assumed	3.00%

	Premiums	% Growth	Note
2003	$52,028,777
2004	$94,925,217	82.45%	Includes AIIS for first time
2005	$141,374,018	48.93%	Huge AIIS increase in premiums
2006	$180,326,672	27.55%
2007	$185,736,472	3.00%
2008	$191,308,566	3.00%
2009	$197,047,823	3.00%
2010	$202,959,257	3.00%
2011	$209,048,035	3.00%
2012	$215,319,476	3.00%
2013	$221,779,061	3.00%
2014	$228,432,432	3.00%
2015	$235,285,405	3.00%
2016	$242,343,967	3.00%
2017	$249,614,286	3.00%
2018	$257,102,715	3.00%
2019	$264,815,797	3.00%
2020	$272,760,270	3.00%
2021	$280,943,079	3.00%
2022	$289,371,371	3.00%
2023	$298,052,512	3.00%
2024	$306,994,087	3.00%
2025	$316,203,910	3.00%
2026	$325,690,027	3.00%
2027	$335,460,728	3.00%
2028	$345,524,550	3.00%
2029	$355,890,286	3.00%
2030	$366,566,995	3.00%
2031	$377,564,005	3.00%
2032	$388,890,925	3.00%
2033	$400,557,653	3.00%
2034	$412,574,382	3.00%
2035	$424,951,614	3.00%
2036	$437,700,162	3.00%
2037	$450,831,167	3.00%
2038	$464,356,102	3.00%
2039	$478,286,785	3.00%
2040	$492,635,389	3.00%
2041	$507,414,450	3.00%
2042	$522,636,884	3.00%

Exhibit 2

Acquisition	Princeton	Covenant	Associated	Alea	Muirfield	Totals
Date of Acquisition	Dec-02	Dec-03	Aug-04	Dec-05	Jun-06

Minimum Acquisition Price	5,385,039	2,461,786	3,303,022	10,000,000	2,000,000	23,149,847

Anticipated 1st Year Written Premiums	50,000,000	29,000,000	50,000,000	120,000,000	30,000,000

Intangibles Purchased:
Relationships with producers & sub-producers	X	X	X	X	X
Non-compete	5	6	9	5	6
Policy pool	X	X	X	X	X

Allocated to Policy Pool	161,551	73,854	99,091	300,000	60,000
Amortization per Year (7 year life)	23,079	10,551	14,156	42,857	8,571

Allocated to Covenant Not to compete	107,701	49,236	66,060	200,000	40,000
Amortization per year over life	21,540	8,206	7,340	40,000	6,667

Allocated to on going business relationships	5,115,787	2,338,697	3,137,871	9,500,000	1,900,000
Amortization per year over estimated useful life (estimated currently to be 40 years) - See Note	127,895	58,467	78,447	237,500	47,500

Total annual amortization as proposed	172,514	77,224	99,943	320,357	62,738	732,775

Current annual amortization	134,626	61,545	82,576	250,000	50,000	578,746
Increase to annual amortization expense	37,888	15,679	17,367	70,357	12,738	154,029

Note - Estimated useful life to be re-evaluated annually in conjunction with the impairment testing.